September 25, 2006

BY FIRST CLASS MAIL

Lawrence R. Hamilton, Esq.
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, IL 60606

Re: Duff & Phelps Utility and Corporate Bond Trust Inc.
       File Nos. 333-136962 & 811-07358

Dear Mr. Hamilton:

We have reviewed the registration statement for Duff & Phelps Utility and Corporate Bond Trust Inc. (the "Fund") filed on Form N-2 on August 29, 2006 in connection with a proposed offering of auction preferred stock. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Portfolio Contents (Cover Page)

1.   The last sentence states that in normal market conditions, at least 80% of the Fund's total assets must be invested, in the aggregate, in utility income securities and corporate income securities (including corporate mortgage-backed securities) consisting of bonds, debentures or other debt securities. As the Fund's name includes the term "bond," please revise this sentence to reflect that the Fund will invest at least 80% of its total assets in bonds rather than bonds, debentures and other debt securities. See Investment Company Act Release No. 24828 (January 17, 2001).

Inside Cover Page

2.   The last sentence of the penultimate paragraph states that shareholders may request a free copy of the Statement of Additional Information ("SAI"), the Fund's annual and semi-annual

reports and other information about the Fund, or make other inquiries, by calling the Fund collect, by writing to the Fund, by visiting the Fund's website, or by visiting the web site of the Securities and Exchange Commission. This sentence suggests that shareholders may request a free copy of the Fund's SAI and annual and semi-annual reports by visiting the Commission's website. Please clarify that, while certain filings made by the Fund may be viewed through the Commission's EDGAR database, shareholders should direct their requests for copies of the Fund's SAI and annual and semi-annual reports to the Fund or its agents.

Prospectus Summary – The Offering (Page 1)

3.   The second sentence states that the Fund will utilize $143 million of the net proceeds of the offering to retire all of its currently outstanding CP Notes and will use the "remaining net proceeds" to increase the Fund's total leverage. As described in the Use of Proceeds section on page 26, please clarify in this section that the "remaining net proceeds" will be invested in securities that meet the Fund's investment objective and policies.

Prospectus Summary – Utilities Industry Risk (Page 11)

4.   The caption heading and first sentence of the first paragraph identify utilities as an industry while the second sentence identifies utilities as a sector. Disclosure elsewhere in the prospectus and SAI also appear to use the terms industry and sector interchangeably as they relate to utilities. Please consistently identify utilities as either an industry or a sector throughout the prospectus and SAI.

Use of Proceeds (Page 26)

5.   The second sentence states that the Fund will utilize a portion of the net proceeds of the offering to pay in full all amounts outstanding under the CP Notes. Please identify the approximate amount that will be used to retire the CP notes and state the interest rate and maturity of the CP Notes. See Item 7.1 of Form N-2 and Instruction 2 thereto.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies, Techniques and Restrictions – Fundamental Investment Restrictions (Page 2)

6.   Please describe the Fund's fundamental investment restriction relating to the concentration of its investments in a single industry or group of related industries. See Section 8(b)(1)(E) of the Investment Company Act.

Additional Information (Page 35)

7.   The penultimate sentence states that information regarding the operation of the Commission's Public Reference Room may be obtained by calling 1-800-SEC-0330. Please revise this sentence to reflect that the telephone number has been changed to (202) 551-8090.

GENERAL COMMENTS

8.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

11.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. We note that no cover letter was submitted along with the initial registration statement. We expect that the pre-effective amendment will include a supplemental letter describing each of the changes made in response to this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in this supplemental letter and briefly state the basis for your position.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel